News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

7.00am (BST)
26 July 2012

Reed Elsevier announces the appointment of Linda S. Sanford

as a non-executive director

Reed Elsevier announced today the appointment of Linda S. Sanford as a member of the Supervisory Board of Reed Elsevier NV (RENV) with effect from 4 December 2012, subject to shareholder approval at an Extraordinary General Meeting of RENV to be held later in the year, and as a non-executive director of Reed Elsevier PLC from the same date. She will also be appointed a non-executive director of Reed Elsevier Group plc.

A US citizen with a strong technology background, Ms Sanford is currently the Senior Vice President, Enterprise Transformation, IBM Corporation — a provider of information technology (IT) products and services worldwide — for whom she has worked since 1975. Ms Sanford has been a non-executive director of ITT Corporation — a New York Stock Exchange listed company leading in the manufacture of highly engineered components and customised solutions for the energy infrastructure, electronics, aerospace and transportation industries — since 1998. She is also a member of several educational and non-profit boards.

Anthony Habgood, Chairman, said:

“I would like to welcome Linda to Reed Elsevier. With over 35 years’ service as a global executive in technology businesses and in particular with her experience in leveraging technology to achieve business transformation, she will be a valuable addition to our Boards. Linda’s appointment is part of Reed Elsevier’s ongoing succession process and I look forward to her joining us later this year.”

There are no additional Directorships to disclose in respect of paragraph 9.6.13R (1) and no details to disclose in respect of paragraph 9.6.13R (2) to (6) of the Listing Rules.

- ENDS -

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Notes to editors

About Reed Elsevier

Reed Elsevier Group plc is a world leading provider of professional information solutions to the science, medical, legal, risk management, and business to business sectors. The group employs more than 30,000 people, including 16,000 in North America. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV; the combined market capitalisation of the two parent companies at the end of June 2012 was £11bn/€14bn. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.